Filed by DD3 Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

DD3 Acquisition Corp. II

(Commission File No. 001-39767)

Codere Online Luxembourg, S.A.

(Commission File No. 333-258759)

Codere Online and DD3 Acquisition Corp. II Featured on Boardroom Alpha “Know Who Drives Return” Interview Series

Season 1 Episode 13 - Codere Online and the Gaming / Betting Landscape in LatAm with Martin Werner, CEO of DD3 Acquisition Corp II and Moshe Edree of Codere Online

https://podcast.boardroomalpha.com/1849948/9457531-codere-online-spac-ddmx-and-the-gaming-betting-landscape-in-latam

David Drapkin (Boardroom Alpha host):

Hey everyone, thanks for listening to Know Who Drives Return. To listen to all of our podcasts, be sure to visit podcast.boardroomalpha.com and make sure to subscribe so you don't miss any. For ongoing daily analysis, check out our channel at thestreet.com/boardroomalpha, and don't forget to sign up for our newsletter. And now, back to the episode.

Hi everyone, and welcome back to the Know Who Drives Return Podcast, I'm David Drapkin. Today, we'll be talking about a huge global trend, the proliferation of online gambling and sports betting with Martin Werner, the CEO of DD3 Acquisition Corp II, and Moshe Edree, a Managing Director of Codere Online. Codere Online is a Latin American gaming operator that's going public via DD3. Martin, welcome.

Martin Werner (CEO of DD3 Acquisition Corp II (DDMX)):

Thank you, David.

David Drapkin (Boardroom Alpha host):

And Moshe, welcome as well.

Moshe Edree (Managing Director, Codere Online):

Hi David. Thank you. Welcome.

David Drapkin (Boardroom Alpha host):

Martin, it'd be great to hear a little bit about your career background. As we've mentioned, you spent a long career at Goldman. You're also a founder of DD3 Capital Partners and been involved in SPACs. So touch a little bit on your career history and sort of how you've gotten to this point.

Martin Werner (CEO of DD3 Acquisition Corp II (DDMX)):

Sure. First of all, I started my career in the Mexican treasury, I worked in the debt management area of the treasury. I was there in the '95 famous special crisis, was a great experience. After that, I moved to Goldman, I was there for 16 years. I ran the Mexico office and I was co-head of investment banking for Latin America. So many years at Goldman, being based in Mexico, you're used to being in the middle of the deal flows, either entrepreneurs, big companies, lots of things. But at the end of my career there, I really wanted to do something more entrepreneurial. So together with a friend who worked there, we decided to launch DD3 where we do... We have some great funds that focus on real estate, some great funds for medium size enterprises. We still do some M&A.

Back in 2018, the EarlyBird guys came to see us, the guys who invented SPACs. We decided to try one. So we did a small one for $55 million. We ended up merging it with Betterware de Mexico, which is a great company in the home organizational sector, That turned out to work great. It was a very tough deal to get done, so we learned a lot in the process. Took us a while to launch number two. And when we launched number two, the key lesson we learned is that you need a PIPE when you do a SPAC. So we had a kind of pre-package when we launched number two, and we were very... The two partners are great partners. We have Baron Capital and MG advisors from Monterrey, Mexico, as our partners in the SPAC. We also brought along some of our money and some of our partners in DD3, so we have a $77 million PIPE, which is significant for this deal. And we were really lucky to find a company like Codere Online for our second SPAC.

David Drapkin (Boardroom Alpha host):

Great. And so you mentioned obviously head of the Mexico office, so heavily involved in banking. What do you think your investment banking and your deal making history brings to the table when it comes to identifying a SPAC target that's attractive for the public markets and also just going through that transaction process.

Martin Werner (CEO of DD3 Acquisition Corp II (DDMX)):

I think that the two skills that you need for these type of deals are very different. Either you're in the flows and you have the capacity to put these deals together, because the SPAC deal is a very complex deal, it's a mix of an M&A and an IPO. So it's a very complex deal with a lot moving parts. The other one, you need to have the flow so that you know what's going on, which opportunities are there and which ones will work on Nasdaq. So that's really the background that banking gives you and I think that's why many of the sponsors have banking background.

I think the other background that is our case only in the credit space but not in the gaming space is that we only understand credit businesses as operators. I'm not familiar with gaming, I wasn't familiar with direct sales in Betterware, but the good thing is that you understand the metrics of the business, the drivers, what the market is looking for. And we can be really very good advisors to companies and partners in taking these companies public and going through the process on becoming a public company, getting the market to know you, working with investors, what they expect, how to manage your finances, how to look at M&A from a market perspective. So I think that there's a lot of value you can bring to the table, especially when companies are run by people with more operational background than financial background.

David Drapkin (Boardroom Alpha host):

Right. And we'll talk in a little bit about that, that transition to public. And congratulations on Betterware, it's trading phenomenal. And so Moshe, maybe to switch over you, you've obviously had a long career as a tech operator. So you mind giving a little bit on your background and sort of how you got connected to Codere and sort of the relationship there.

Moshe Edree (Managing Director, Codere Online):

Yeah, sure. So I started my career around 2004, and I immediately dived into the online gaming sector. It was at the time that everything was booming. It was the early days of the gambling over the internet. It was kind of like of a premature industry, it was only six years since it started. And I was operator most of my life and I had my own brands, my own [inaudible] and my own operation. I started with Playtech, which is maybe the biggest B2B operator that just recently announced that they're going to be bought by Aristocrat. And then I identify later on that there's a very big need of retail companies that is brick and mortar operation and they're not familiar enough with the online part of the business. So I joined William Hill and Ladbrokes as an advisor. And then with Ladbrokes we did some sort of like joint venture that it was between myself, my company Playtech and Ladbrokes.

For all these years I ran my own gambling and marketing, online marketing operation for the iGaming and sports betting. As more of the market became regulated, and especially in Europe on the back of the, I would say the competition that get higher, the margin got smaller and smaller and I was looking for my next venture, my next, I would say area, that I could leverage my skill and to bring the team with me. I met Codere in 2017. I knew about Codere from the retail part. Codere is an operator in Latin America for the past almost 30 years. They have an operation in Mexico from the early '80s. And they're very good and they were very good on running and operating brick and mortar gaming halls, and they had a very strong brand over Latin America, but they didn't have any online expertise.

They started in 2014, some very lean and startup in the online part in Spain. And immediately I found the potential of both in terms of the brand itself but also about the continent, the market. I truly believe in Latin America for the online gambling from the fact that it's still premature, it's still a growing market, not just in the aspects of the gaming itself per se, but also in terms of the overall internet connectivity, penetration of smartphone, which in our industry is a very supportive vehicle for the gambling itself. We kind of decided to work together in 2018. I joined the board, I joined the management team and I brought with me the team that worked with me for the past decade or so, together with some component of the technology and we start running the business.

And early last year, when we understood the pandemic woud last longer than it's expected and the retail part of Codere start suffering and they had to shut down many of their operation. We decided to go to an external fundraising and looking for a suitable partner. We had a few options, but we found that DD3, it's the most suitable one both in terms of the management team of DD3 but also with the ability to become the first B2C public company in the Nasdaq. We believe that's a great vehicle. We believe in the potential of further transaction through that vehicle. And here we are.

David Drapkin (Boardroom Alpha host):

Great. Thanks for the background. So you mentioned Codere Online is a subsidiary of the parent which operates the brick and mortar, so can you give a little overview of exactly the different business lines of Codere Online?

Moshe Edree (Managing Director, Codere Online):

Right. First Codere Online is a fully standalone subsidiary of Codere, the retail part, which is the holdco of the company, through that transaction which hopefully will be closed late next month. Codere will become a major shareholder, Codere the retail company, that is publicly traded in the Spanish Stock Exchange, will become the major shareholder in the subsidiary that we’ll call Codere Online together with DD3, that's the merger, through the SPAC. It will be a Luxembourg company, based in Luxembourg.

We are already operating separately and independently in the past two years. We do have some commercial agreement in place covering the relationship that related mainly to the omnichannel, meaning that the use of the retail for the online purposes and other services, that's one of our major strategy and I think one of the key differentiator of our operation in Latin America versus other international competitors, pure online competitors that doesn't have this retail footprint. And we are a big part and strong part of our strategy is to leverage this relationship. So Codere retail will help us both in terms of conversion of people that playing in the retail to the online and vice versa, but also in terms of the local structure that the company has, the mother company has in each one of the countries, to establish our online operation.

David Drapkin (Boardroom Alpha host):

And now, a word from our sponsor, Boardroom Alpha. Boardroom Alpha is a SPAC intelligent platform that tracks every SPAC vehicle from pre IPO all the way through to their De-SPAC merger. It is a one stop shop data platform tracking each constituent across the entire SPAC life cycle. Know the team and the sponsor behind each SPAC with full SPAC history, person and sponsor historical performance, as well as deal info. Track the market. We deliver daily aggregate discount premiums of SPACs, total issuance, trends and returns, biggest daily movers and upcoming SPAC calendar. Get immediate and realtime access to investor materials, institutional holders, structures, redemptions, filings and more. To learn more or register for a free trial, please visit www.boardroomalpha.com/spac.

So you mentioned that online gambling and betting is in the premature stage in Latin America. a) Why do you think there hasn't been much penetration, and b) what's the bold thesis for why you think it's set to grow in the near future?

Moshe Edree (Managing Director, Codere Online):

So it's still premature from two major parts. But first and foremost, the regulation environment, the licenses, are just being established in the past few years. And in some of the cases currently, it's happening now as we speak such as in Argentina for instance, in the city of Buenos Aires. They launched kind of like a process of licenses and they haven't granted the license yet, although we already announced that we have a license but we didn't start operating there. Same as the province of Buenos Aires. And in Colombia, for instance, that's in the past year, they regulated the casino side. And in Mexico, although there is, for many years, kind of a license that allow you to operate an online operation, it depends on the retail part. So it's kind of like a license that connected to the retail, license that you must have. That's the first. So the regulation environment is the first reason.

The second one is just because of the difficulties and the hurdles and the high barrier of entry to that market, it's extremely complicated to operate remotely if you don't have any local retail brand. The environment and I would say that the objectives and the issues that you have in each one of the countries from, even like the prosaic problems such as opening bank accounts or processing solution, marketing channels, advertising channels, it takes a lot of expertise and knowledge and know-how to know how to operate in those markets.

And for the international brand, that they are the major competitors for them, there is enough to harvest, or was enough to harvest in Europe, in North America lately. So it was kind of like an out of sight continent, but we see now a trend that more and more enter to that market. And obviously Codere is being I think one of the market leaders in Latin America. When we announced on this deal, we already see the appetite of competitors to start come to the market. And it's like any other, I think like any other industry, but especially like an online industry, it's a matter of trends. If they hear that myself, Codere start operating, so everybody assume that's a great market, so they will come after.

David Drapkin (Boardroom Alpha host):

Right. At least here in the US it seems, ever since sports betting has become federally illegal, every day there's a new state that opens up the license. What do you see as any parallels or differences between the opening up of the regulatory environment in LatAm versus some of the things you've been seeing here in the US?

Moshe Edree (Managing Director, Codere Online):

I think that in overall, not just in the North America and LatAm, all over the world, you can see that in Europe, or what used to be Eastern Europe. We see the trend that countries looking for first and foremost to regulate the gaming in order to enforce the illegal or the gray area, the gray gaming environment. But also in terms of taxation, the country they identified that online gaming is one of the main pipeline for great income from the tax perspective. So I think that it's a trend that we'll see all over the world. I reckon that, except very extreme cases of countries that either they are not kind of regulated in any other environment, all the rest of the countries will start regulating online gaming. Just the simple fact that they understand that it's here to exist, it's here to stay. People like sports betting. They like to bet on sports. And obviously the countries prefer to benefit from the taxation rather than someone else will benefit from that.

In regard to North America, I think that the major difference between the North American market and the Latin American market is that most of the states in North America will have almost identical license in terms of what they will allow, kind of like the frame of work of the license itself, also in terms of the approval of the software. While in Latin America, which in my perspective, it's works for our benefit, Codere's benefits, each one of the countries has a completely different set of rules about how we should work, what kind of operation do you need, et cetera, et cetera. So it's another barrier for international brands to enter to the market to become our competitors.

David Drapkin (Boardroom Alpha host):

Right. That was going to be my next question. Do any of the behemoths, the DraftKings, Wyns, RSIs of the world, do they have ambitions to enter some of your markets and become a competitor? And why would I sort of back you versus someone who's more established at least in the public markets? What's the case there?

Moshe Edree (Managing Director, Codere Online):

Well, I believe that any operators, they're ambitious to conquer the whole world and to become the biggest in the world and to... But if you see, if you following the, I would say the strategy of the big brands, the leading brand, if it's Flutter, if it's Entain, if it's DraftKings, and if it's the UK brands, you see that their main strategy to enter to different markets that is not their core markets, it's through merger & acquisition. So it's much easier to raise money and to acquire a company that has a local brand and local activity rather than to establish your own activity. That's my opinion.

David Drapkin (Boardroom Alpha host):

So does that make Codere an attractive potential acquisition target for someone down the line?

Moshe Edree (Managing Director, Codere Online):

Or vice versa. Acquire a North American operator. Well, everyone is for sale and everyone wants to buy, this is our industry. And if you see... If you follow the online gaming industry in the past five years, I think there was a transaction in 10s of billions of merger & acquisition. Ladbrokes is a great example, from being a local operator in the UK, and over the course of four years, they acquired four companies, they've been acquired by two companies, and they kind of like a chain of swallowing one after the other, and it became like now a North American giant. So I think that we will see more and more consolidation in the industry, just from the fact that there's a lot of common operational cost involved in our operation while you merge with other companies, a lot of synergies. So the synergy is a big part of the economy of such mergers. Therefore I think that's a trend that we'll see continue.

David Drapkin (Boardroom Alpha host):

And not to bring it back to the US again, we're familiar with... Here, it seems to be like a dog fight between the giants in terms of the competitive landscape and you're seeing millions or even billions being spent in marketing to get customer acquisition. The tech feels a little bit similar across each platform. For you guys, is it mostly the retail or is there also a technology component that you feel sets apart from maybe some of your local competitors, and what does the local competitive environment look like today?

Moshe Edree (Managing Director, Codere Online):

Yeah. So I think that in terms of being like a market dominator, Latin American market dominator, I don't think there's any of the international brands or any of the local brands that kind of like a flag, this principle to become the biggest Latin American operator such as ourself as Codere. In terms of market by market, so definitely we have our local hero that they are competitors, and in each market, we have a different competitor that has some sort of market share. In some of the market like Mexico it's dominated by one huge operator. We believe that it's just a matter of time because the market must be more fragmented. There isn't any industry or any market in the world that is being controlled by one monopoly. So it's a trend that will happen.

And I've seen that happening in UK. In the early 2000s, there were only two operators in the UK. There was Party Gaming and 888. Today, there is like more than 600 competitors. So not just as market for everyone, but also what's happening. It's kind of like a cycle that enriches itself. As more competitors get into the market, people get exposed more to the ability to bet online and every new comer that download a new application in smartphone or buying himself the first smartphone, he or she, I think that one of the top three site they're checking, it's a sports betting. Just from the fact that gaming itself, but gambling as well, it's very, very popular. So people see it as entertainment, people see it as ability to earn some money. So I think that competition, it's not our biggest problem in Latin America.

David Drapkin (Boardroom Alpha host):

Got it. And in terms of expansion to new markets, what are the most attractive ones that you're looking to enter and what are the TAMs that, or what's the total addressable market for some of those areas?

Moshe Edree (Managing Director, Codere Online):

So as being a Latin America or South American operator, we're looking obviously for the most populated market, which is Brazil, obviously. Brazil, it's a market that is under the magnifying glass of the biggest operators for the past several years. It seems that we are in the final stages of regulation. The Brazilian government and regulators are kind of postponing the regulation in the past few years. But from the trend that they see lately, that international operators and including some of the public companies that enter into the market, which in the moment consider gray market, and we decided we as Codere and DD3 will be a listed company in North America, decided to not enter to gray market, but also only a regulated market. We see that the biggest potential, Brazil.

But nevertheless, we believe also in countries like Chile, Peru. For us is quite, I would say, not easy, but it's quite obvious to duplicate the footsteps and the footprint and the structure from Mexico, Colombia, Panama, Argentina, into other countries in the region, both in terms of the practical expansion of sending people leaving their own operation, but also in terms of some of the medias, the media vendors and the advertising channels covering more than one country, so it's easier on the same account to cover some of the countries. So it's Brazil and then Chile, Puerto Rico will have a license somewhere next year, so Puerto Rico, it's one of them, Peru and so on. So Uruguay...

David Drapkin (Boardroom Alpha host):

Got it.

Martin Werner (CEO of DD3 Acquisition Corp II (DDMX)):

Let me jump in David here.

David Drapkin (Boardroom Alpha host):

Yeah, for sure.

Martin Werner (CEO of DD3 Acquisition Corp II (DDMX)):

One thing that investors should know is that the business plan and the numbers that are presenting the investor presentation that we put out only contemplate the markets that we're in right now. So all the new markets, any new market that comes in, even in the city of Buenos Aires, we decide to start opening up in Brazil or Chile, Peru, Uruguay, they're not in the plan. So all that would be additional growth that is not built into the plan.

David Drapkin (Boardroom Alpha host):

Got it. So all the growth and revenue projections that you put out to date only contemplate-

Martin Werner (CEO of DD3 Acquisition Corp II (DDMX)):

Are just the markets we're already in.

David Drapkin (Boardroom Alpha host):

... existing markets.

Martin Werner (CEO of DD3 Acquisition Corp II (DDMX)):

Yeah, exactly.

David Drapkin (Boardroom Alpha host):

Got it. Yeah.

Martin Werner (CEO of DD3 Acquisition Corp II (DDMX)):

We're very conservative.

David Drapkin (Boardroom Alpha host):

Got it. Yeah. That's an important clarification, at least in some SPAC transactions that we've seen. So what does success look like in the first six, 12 months, after here going public. If I'm a prospective shareholder, why is today the right time for me to hop in?

Moshe Edree (Managing Director, Codere Online):

Well, first and foremost, we truly believe in our growth model. We believe that, as Martin just mentioned, that we are conservative. We know our ability. And I hope that we manage to transfer that to the market, that the combination between being public in terms of the regulatory part, being very strong operators, having like a team of Allstars working in that industry for more than 10 years and investing in marketing more than a billion in the course of the last 15 years, among myself and my team, together with a very strong brand, very strong brand.

But also, as I mentioned, the relationship with the retail, it's something that... You cannot evaluate the essence of having retail operations going online in those countries. That's I think that it's the key to success. I think that the investor that's looking for being a part of growth, a growth company in the online gaming side, and if you see the scale or the multiple of companies that traded in North America, in Europe, you understand that we are in just like the beginning of the hockey stick in that sense.

David Drapkin (Boardroom Alpha host):

Yeah. It looks like you're struck at 2.3 times 2022 revenue. So that definitely lower than peers. And so maybe we switch to the actual transaction for a second. I know you spoke about it a little bit at the beginning, but what advantages does DD3 in particular bring to the table here, and were there other SPACs that you were considering or was this sort of the only route down the SPAC path?

Moshe Edree (Managing Director, Codere Online):

We didn't consider any other SPAC. It was a love at first sight. We had the other, as a public company it was, Codere is a public company, the mother company is a public company traded in Spain. We had to bring more than three options to the table, which show that we're more kind of a strategic transaction. It was very important for Codere to keep their majority, that was one of the conditions. But also we liked the idea of being a public company through the shortcut of a SPAC rather than going to the hurdle of the IPO. It would be a much longer process. And we think that in that scale that SPAC, it's more suitable. And not just that, the certainty that we have on the back of the PIPE investment, and as Martin mentioned, the business plan is based on the six core markets that we are currently operating, but also on the money that we have guaranteed in the PIPE.

So we know that we can deliver, we know that that would be enough to carry the business plan for five years. Obviously if we end up with less redemption or non-redemption at all, it will allow us to do thing much faster, to accelerate and to get into new markets. So that's a thing that was kind of like a win-win situation. And obviously, it's all about people in the end. We find Martin and his team extremely professional. We spoke with the PIPE investors and we find them quite suitable partners. And there was a very good chemistry, and here we are.

David Drapkin (Boardroom Alpha host):

That was my next question. So, obviously you have the 67 PIPE and the commitment of 10 million from Baron to meet that min cash of 77. So a) what are the plans for the cash that you do receive in proceeds, and b) if that trust is diminished a little bit by redemptions, do you feel like you still have enough cash to execute on what you're trying to do?

Moshe Edree (Managing Director, Codere Online):

So in regard to the cash, as I mentioned, the PIPE, the guaranteed 77 million is enough to carry the whole plan. And the way that we build our business plan, it's on a cohort basis, bottom up, meaning we are mainly concentrated on... We will concentrate on acquisition, acquiring customers and expansion of the marketing. The current operation by the way, the Spanish operation running on a positive EBITDA the current Spanish operation that we have. So in terms of, I would say all the preparation of the infrastructure from HR perspective, from footprint in each one of the countries, in terms of the licenses, in terms of legal, back office, administration, et cetera, et cetera, everything in place. So it's only add more fuel, like spend a few dollars in fuel to accelerate the acquiring of customer base in those six core markets.

And there's some portion that we allocated for technology. We see ourselves more than a tech company, we see ourselves as an operational integration company. So we are investing a lot in integration tools to integrate with a third party, both in terms of the sport but also in terms of the casino side. We have more than a hundred thousand casino games in some of the countries like in Colombia and Mexico, we believe we're one of the leading platforms. We are working with the third party providers but also in some propriety that we invest ourselves. So the majority will go for marketing and expansion of the client base, a small portion to the technology. If we'll end up more than the PIPE investment, which we believe we are, so there we definitely will allocate some of the funds for an additional TAM, to target addressed markets, and the one that I mentioned before. And if we'll end up with much higher investment, we might think about entering to the North America in earlier stages than we planned in advance.

David Drapkin (Boardroom Alpha host):

Got it. And is there any compensation, either sponsor compensation or insider shares tied to any burnout provisions and/or reduced by ultimate redemptions?

Martin Werner (CEO of DD3 Acquisition Corp II (DDMX)):

No, there's no link to that, but we have the traditional lockups in the shares of the sponsor.

David Drapkin (Boardroom Alpha host):

Got it. Cool. And then, lastly, in terms of... You mentioned the parent, a public company, what do you think some of the most important aspects are in that private to public transition or now maybe very visible in the US and maintaining that credibility with investors? How do you think about things like revenue projections and meeting those numbers and investor communication, some of those dynamics?

Martin Werner (CEO of DD3 Acquisition Corp II (DDMX)):

If I can jump in, the bar is higher David, of course, you're a public company. When you're a private company, it's really know your investors and the board and it's easier. I think that you don't need to focus as much on the quarter to quarter. When we go public, we have to make sure that there's a lot of consistency. And also that the communication to the market is very efficient, that they know what to expect, they know what you're doing, and that all the surprises, if possible, of course that's impossible, but if possible, they're positive. Especially, I think your first few quarters as a public company are very important because any missteps at the beginning are very costly. It takes a lot of quarters to make up for one quarter with a miscommunication or something unpredictable that was negative. So I think that and we feel pretty strong because with the cash that we have just from the PIPE and the work the team is doing, with that marketing push and then the money we can put into tech, I think that we can really get this going. And then we're just entering the city of Buenos Aires, which is in Latin America, one of the third major metropolis after Sao Paulo and Mexico City. So it's a huge gaming market, especially if we add up then the provinces of Buenos Aires, which are the surrounding areas like Greater New York, I think that we also have that wind at our backs, which is very important.

David Drapkin (Boardroom Alpha host):

Yeah. It's interesting. We talk to a lot of SPAC sponsors and just folks who run public companies and they talk about how... Even though it's a one quarter, two quarter, three quarter thing, it seems very short term how quickly you can lose trust from institutional investors if you do something like miss numbers early on. So I think it's a very, very important point to harp on. Back to just, because I'm interested in terms of gambling and gaming habits from the folks in LatAm. What's the most popular game and obviously I would imagine in terms of sports betting, it'd be soccer, football. Can you talk a little bit about customer and consumer behavior there?

Moshe Edree (Managing Director, Codere Online):

Well, it's correct. Obviously sports is the most popular, I would say, betting entry level for any newcomers, meaning that we are mainly focused on acquiring sports players for the simple reason that there are more sports players or sports appetite for new depositors than casino. There's more people that know soccer and football and they want to bet on it than they know how to play Caribbean poker for instance, any exotic game site. So in terms of the deviation in the sports sites, so obviously football and soccer is the biggest one. Then it's tennis. It depends where in Latin America, but there's the American sports, NFL and hockey and basketball, it's a very big part of our inventory of games. We are covering a hundred if not thousands of sports events. We have data for thousands of sports events from very exotic women league of football in New Zealand, and up to table tennis in China and everything in between.

Then in terms of the iGaming or the casino side, so there's some portion of our new depositors that their first bet would be on the casino, but that's a small portion. But the interesting part is that even when the sports players start betting on sports, and there's some kind of like quiet periods between the sports event or there isn't any sports event at all in the season, so we see that there is like a diversion of players from sport to casino. And we'll end up that the revenues that generates between the sport and the casino, they're almost equal, with a bit of favor to the sports, it's like 60, 40 for the benefit of the sports versus the casino. And that's from the simple reason that on the sports, you usually place a bet once there's event or prior to the event. And then you just wait for the results, while on the casino side, you are constantly playing, you move from one game to another, you play on a slot machine, then you try your luck in the blackjack table and vice versa. So the spend per customer on the casino, it almost equal as sports.

David Drapkin (Boardroom Alpha host):

Got it. Cool. Well, as a sports enthusiast and a fan of betting myself, this has been fun to talk about. So any final parting words that you want investors to know as you approach closing this transaction?

Moshe Edree (Managing Director, Codere Online):

I think that we were very, very transparent in all our projections, in all our data, obviously, as a process to be listed in the Nasdaq. I don't think that there's anything that the investor doesn't know that we know about the business or that they cannot know from what we submitted. Obviously it's very, very, very dynamic business, the risk always being an investor in a business that is dynamic. We cannot control the regulatory environment. If anything will change in that regime, it's out for hand, and that's what happened in Spain lately. But like any other business, we are still in a startup phase, although we are operating for many, many years. In our ambitions, we're still like in the early stages and we see ourselves much bigger in much more countries, and in a way we have a very, very, very strong appetite to go further to the next level.

David Drapkin (Boardroom Alpha host):

Great. Martin, Moshe, thanks so much for taking the time and best of luck, and it'll be exciting to watch you guys going forward.

Martin Werner (CEO of DD3 Acquisition Corp II (DDMX)):

Thank you very much David. Nice to meet you.

Moshe Edree (Managing Director, Codere Online):

Thank you. Nice to meet you. Bye bye.

About Codere Online

Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia and Panama and expects to start operating in the City of Buenos Aires (Argentina) in late 2021. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

About Codere Group

Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

About DD3 Acquisition Corp. II

DD3 was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. DD3’s efforts to identify a prospective target business are not limited to a particular industry or geographic region. Learn more at https://www.dd3.mx/en/spac.

Additional Information about the Business Combination and Where to Find It

Codere Online Luxembourg, S.A. (“Holdco”), Servicios de Juego Online, S.A.U. (together with its consolidated subsidiaries upon consummation of the Proposed Business Combination, “Codere Online”), DD3 Acquisition Corp. II ("DD3") and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD3 and Codere Online to become wholly-owned subsidiaries of Holdco (the “Proposed Business Combination”). In connection with the Proposed Business Combination, a registration statement on Form F-4 (the “Form F-4”) has been filed by Holdco with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement relating to DD3’s solicitation of proxies from DD3’s stockholders in connection with the Proposed Business Combination and other matters described in the Form F-4, as well as a prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The definitive proxy statement/prospectus is being mailed to holders of record of DD3 common stock at the close of business on October 14, 2021, the record date established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including any statements as to Holdco’s, Codere Online’s, DD3’s or the combined company’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Holdco’s, Codere Online’s, DD3’s and the combined company’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Holdco’s, Codere Online’s and DD3’s expectations with respect to the timing of the completion of the Proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Holdco’s, Codere Online’s and DD3’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD3 following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3’s stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online’s business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3’s stockholders in connection with the Proposed Business Combination; and (12) the possibility that Holdco, Codere Online or DD3 may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3’s most recent filings with the SEC, the Form F-4 and the definitive proxy statement/prospectus to be mailed to DD3’s stockholders in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning Holdco, DD3, Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Holdco, Codere Online and DD3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Holdco, Codere Online and DD3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3’s directors and executive officers is set forth in the final prospectus for DD3’s initial public offering filed with the SEC on December 10, 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination is set forth in the Form F-4. Information concerning the interests of Holdco’s, Codere Online’s and DD3’s participants in the solicitation, which may, in some cases, be different than those of Holdco’s, Codere Online’s and DD3’s equity holders generally, is also set forth in the Form F-4. Shareholders, potential investors and other interested persons should read carefully the Form F-4 and the definitive proxy statement/prospectus before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Guillermo Lancha, Codere

Guillermo.Lancha@codere.com

(+34)-628-928-152

Media

Brian Ruby, ICR

Brian.Ruby@icrinc.com

203-682-8268

###